                                                                                                                            December 22, 2010

Edward P. Bartz

Law Clerk

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Copeland Trust, File Nos. 333-169806, 811-22483.

Dear Mr. Bartz:

On December 22, 2010, you provided supplemental comments by telephone regarding Pre-Effective Amendment No. 1 to Copeland Trust's registration statement.  Please find below the Registrant's responses to those additional comments.

PROSPECTUS

1. Please remove ETF risks from the principal risk disclosures unless ETFs are a principal strategy.  If ETFs are a principal strategy, please add an acquired fund fees and expenses line item to the Fund's fee table.

Response

The ETF risk disclosures have been removed from the Prospectus.  The Registrant confirms that investing in ETFs is not a principal strategy and that acquired fund fees and expenses will be less than 0.01% and, therefore, are included in other expenses rather than in a separate line item in the Fund's fee table.  Also, the Registrant notes that references to ETFs in the principal investment strategies section refer to the composition of the Fund's benchmark index rather than the Fund itself.

2. Please remove references to fee waivers that are subject to recoupment, because the possibility of recoupment means they are potentially deferrals rather than pure waivers.  Also, include the fee deferral and reimbursement recoupment time period in the footnotes to the Fund's fee table.

Response

The references to waivers have been removed and replaced with references to deferral throughout the Prospectus.  The requested addition to the footnote describing the recoupment time period has been added.

The changes to the Prospectus described above will be made in the definitive Prospectus filing pursuant to Rule 497, rather than in another Pre-Effective Amendment.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771